Ferguson plc

1020 Eskdale Road, Winnersh Triangle, Wokingham

Berkshire, RG41 5TS. United Kingdom

(212) 446-4800

March 4, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Robert Shapiro, Angela Lumley, Donald Field and Erin Jaskot

Re:	Ferguson plc Registration Statement on Form 20-F File No. 001-40066

Ladies and Gentlemen:

Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder, Ferguson plc (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form 20-F, File No. 001-40066 (the “Registration Statement”) to 9:00 a.m., Eastern Time, on March 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Sophia Hudson at (212) 446-4750 or Aaron Schleicher at (929) 366-6213, of Kirkland & Ellis LLP, special counsel to the Company, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ William Brundage
William Brundage Group Chief Financial Officer